UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

EMERGING MARKETS HORIZON CORP.
(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share
(Title of Class of Securities)

G3033X 105**
(CUSIP Number)

Jonathan Neill
8th Floor, Berkeley Square House
Berkeley Square
London, W1J 6DB
United Kingdom
+44 20 7647 9100
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 27, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**There is no CUSIP number assigned to the Issuer’s Class B ordinary shares, par value $0.0001 per share (“Class B Ordinary Shares”). CUSIP number G3033X 105 was assigned to the Issuer’s Class A ordinary shares, par value $0.0001 per share (“Class A Ordinary Shares”), which were quoted on NASDAQ Stock Market under the symbol “HORI” prior to the Issuer’s de-listing and de-registration.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No.: G3033X 105
1	NAMES OF REPORTING PERSONS
NEW EMERGING MARKETS HORIZON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (Limited Liability Company)

(1)	See Item 5 below.

CUSIP No.: G3033X 105
1	NAMES OF REPORTING PERSONS
FPP CAPITAL ADVISERS

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (Limited Liability Company)

(1)	See Item 5 below.

Item 1.	Security and Issuer

This Amendment No. 1 (this “Amendment No. 1”) to the Schedule 13D initially filed on June 21, 2022 (the “Schedule 13D”) is being filed by the undersigned with respect to the Class A Ordinary Shares, par value $0.0001 per share (“Class A Ordinary Shares”) of Emerging Markets Horizon Corp. (the “Issuer”), whose principal executive offices are located at 8th Floor, Berkeley Square House, Berkeley Square, London, W1J 6DB United Kingdom. Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to them in the Schedule 13D.

As set forth below, as a result of the transactions described in this Amendment No. 1, in connection with the Issuer’s liquidation, each of the Reporting Persons will cease to be the beneficial owner of more than five percent of the Class A Ordinary Shares after giving effect to the de-listing and de-registration of the Issuer’s Public Securities (as defined below).

Item 2.	Identity and Background

Item 2(a) of the Schedule 13D is hereby amended and restated as follows:

(a) This Amendment No. 1 is filed on behalf of New Emerging Markets Horizon (the “Sponsor”) and FPP Capital Advisers, the managing member of the Sponsor (collectively, the “Reporting Persons”). The Reporting Persons are filing this statement jointly, in accordance with Rule 13d-1(k) under the Act.

All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 5.	Interest in Securities of the Issuer

Item 5(a-c) and (e) of the Schedule 13D are hereby amended and supplemented as follows:

(a-c) Items 7-11 of the cover pages of this Amendment No. 1 are incorporated herein by reference. Each of the amounts and percentages reflected on the cover pages hereto give effect to the Issuer’s de-listing and de-registration.

On March 7, 2023, the Issuer filed with the U.S. Securities and Exchange Commission (the “SEC”) a Form 8-K indicating that, due to its inability to consummate an initial business combination within the time period required by its amended and restated memorandum and articles of association (the “Articles”), it intended to dissolve and liquidate in accordance with the provisions of the Articles and redeem within ten business days of such announcement all of the outstanding Class A Ordinary Shares that were included in the units issued in its initial public offering (the “Units”). The Units each originally consisted of one Class A Ordinary Share and one-half of one redeemable warrant to acquire one Class A Ordinary Share (the “Public Warrants”). At the time of the announcement, the Reporting Persons held 7,112,500 Class B Ordinary Shares, which would have become automatically convertible into Class A Ordinary Shares upon the consummation of an initial business combination by the Issuer and which constituted 19.79% of the Class A Ordinary Shares and Class B Ordinary Shares then issued and outstanding.

On March 10, 2023, The Nasdaq Stock Market LLC filed a Form 25 with the SEC to notify the SEC of the de-listing and de-registration of the Issuer’s Class A Ordinary Shares, Public Warrants and Units (the “Public Securities”). As a result, the Public Securities ceased trading as of the close of business on March 10, 2023. On March 27, 2023, the Issuer redeemed all of its outstanding Class A Ordinary Shares for approximately $10.43 per share (the “Redemption”). Upon the Redemption, the Issuer’s issued and outstanding Class A Ordinary Shares were deemed cancelled and, as of that date, represent only the right to receive a pro rata portion of the funds held in the Issuer’s trust account, less $100,000 of interest to pay dissolution expenses. On the same date, the Issuer cancelled for no compensation all of its outstanding Public Warrants, Class B Ordinary Shares and Private Placement Warrants, and filed a Form 15 to terminate the registration of the Public Securities and suspend its reporting obligations under the Act (collectively, together with the Redemption, the “Liquidation Events”).

As a result of the Liquidation Events, including giving effect to the de-listing and de-registration of the Issuer’s Public Securities, each of the Reporting Persons will no longer have voting or dispositive power over any registered equity securities of the Issuer. Other than as described herein, the Reporting Persons have not affected any transactions in the Class A Ordinary Shares during the past 60 days.

(e) As a result of the Liquidation Events, including giving effect to the de-listing and de-registration of the Issuer’s Public Securities, each of the Reporting Persons will cease to be the beneficial owner of more than five percent of the Class A Ordinary Shares. This Amendment No. 1 is the final amendment to the Schedule 13D.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description of Exhibits
99.1	Joint Filing Agreement, dated June 21, 2022, by and between the Sponsor and FPP Capital Advisers (incorporated by reference from Exhibit 99.1 to the Schedule 13D filed on June 21, 2022).

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NEW EMERGING MARKETS HORIZON

By:	/s/ Jonathan Neill
Name:	Jonathan Neill
Title:	Authorized Signatory

FPP CAPITAL ADVISERS

By:	/s/ Jonathan Neill
Name:	Jonathan Neill
Title:	Authorized Signatory

March 31, 2023